EXHIBIT 21

REGISTRANT’S SUBSIDIARIES

The following table sets forth, at February 27, 2008, the Registrant’s significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	State of Incorporation
ACR Group, Inc.	Texas
ACR Supply, LLC	Texas
Air Systems Distributors LLC	Delaware
Atlantic Service & Supply LLC	Delaware
Baker Distributing Company LLC	Delaware
Comfort Products Distributing LLC	Delaware
Contractors Heating & Supply LLC	Nevada
East Coast Metal Distributors LLC	Delaware
Florida Cooling Supply, Inc.	Nevada
Gemaire Distributors LLC	Delaware
Heating & Cooling Supply LLC	California
Total Supply, Inc.	Nevada
Tradewinds Distributing Company LLC	Delaware
Watsco Holdings, Inc.	Delaware
West Coast HVAC Supply, Inc.	Nevada